Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: May 29, 2008

Frontier Pacific Board Files Directors’ Circular,

Recommends Shareholders Reject Eldorado’s Hostile Takeover Bid

Vancouver, British Columbia – May 26, 2008 – Frontier Pacific Mining Corporation (“Frontier Pacific” or the “Company”) (TSX-V:FRP) announced today that the Frontier Pacific Board of Directors has filed a Directors’ Circular with Canadian securities regulators recommending that Frontier Pacific Shareholders REJECT an unsolicited takeover bid from Eldorado Gold Corporation (“Eldorado”) and NOT tender their shares to the Eldorado Offer.

On May 9, 2008, Eldorado formally commenced an unsolicited offer to purchase all of the outstanding common shares (“Frontier Pacific Shares”) of the Company, other than those already owned by Eldorado on the basis of 0.1220 of a common share (an “Eldorado Share”) of Eldorado and $0.0001 in cash for each Frontier Pacific Share. The Eldorado Offer is currently scheduled to expire on June 17, 2008.

Reasons for the Recommendation

The Frontier Board, based on the advice and recommendations from a Special Committee of independent directors as well as its financial and legal advisors, unanimously recommends that Frontier Shareholders reject the Eldorado Offer. The Board cited a number of reasons in the Directors’ Circular for doing so, including that:

•

Eldorado’s Offer significantly undervalues Frontier Pacific and the Perama Hill project. If the Eldorado Offer is completed, Frontier Pacific Shareholders will contribute to the combined Frontier Pacific/Eldorado 23% of average annual gold production over life of mine, 18% of cash and short term investments and 15% of gold recoverable resources, in exchange for less than a 6% equity interest in the post-transaction Eldorado;

•

The Eldorado Offer is an opportunistic attempt to acquire Frontier Pacific before Frontier Pacific Shareholders can realize full value for their Frontier Pacific Shares as the Perama Hill project advances toward permitting, development and production;

•

Frontier Pacific is currently in discussions with other parties who have expressed an interest in pursuing potential alternative transactions that may provide value to Frontier Pacific Shareholders superior to the Eldorado Bid; and

•	Frontier Pacific has the management capabilities and relationships necessary to achieve permitting of the Perama Hill project.

The recommendation of the Board of Directors is also supported by the opinion from Frontier Pacific’s financial advisor, Thomas Weisel Partners Canada Inc., that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Eldorado Offer is inadequate from a financial point of view to all Frontier Pacific Shareholders.

All of Frontier Pacific’s directors and senior officers, as well as certain significant shareholders of Frontier Pacific, representing an aggregate 39.3% of the outstanding Shares of Frontier Pacific, have indicated that they do not intend to tender their Frontier Pacific Shares to the Eldorado Offer.

A complete and more detailed explanation of all of the reasons for the unanimous recommendation of the Board is provided in the Directors’ Circular.

Availability of the Directors’ Circular

Shareholders are urged to read the Directors’ Circular in its entirety, a copy of which is available on Frontier Pacific’s website at www.frontierpacific.com and on SEDAR at www.sedar.com. Copies of the Directors’ Circular are also being mailed to all Frontier Pacific Shareholders.

How to Withdraw Shares from the Eldorado Offer

Shareholders, who have already tendered their shares to the Eldorado Offer and wish to withdraw them, may do so by contacting Georgeson, the information agent retained by Frontier Pacific, toll free at 1-866-374-9879. Shareholders may also contact Georgeson with any questions they have regarding the Eldorado Offer and/or Frontier Pacific’s recommendation.

GEORGESON

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free: +1.866.374.9879

The TSX Venture Exchange (the “Exchange”) has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release. The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

This news release may contain forward-looking statements that are based on Frontier Pacific expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.